

September 4, 2014

Via E-mail
Mr. Giorgos Kallides
President, Treasurer, and Secretary
Betafox Corp.
8 Nicou Georgiou, block 1, app 201
Nicosia, 1095
Cyprus

> **Re:** **Betafox Corp.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2014**
> **File No. 333-197968**

Dear Mr. Kallides:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Disclosures indicate that (i) you are a shell and also a development stage company with nominal operations since your formation in September 2013, (ii) you have generated no revenues to date, and that you need a minimum of $25,000 to implement your plan of operations for the next 12 months, (iii) you have no arrangements for additional financing, and (iv) you expect significant losses into the foreseeable future. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or otherwise please provide us with a detailed legal analysis which

explains why Rule 419 does not apply to this offering.

2.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Registration Statement's Facing Page

3.   Mr. Scott Olson has advised us that he is not acting as your outside counsel and is not associated with this registration statement in any capacity. Please remove Mr. Olson's name and contact information from the registration statement's facing page.

4.   As this offering is being conducted on a continuous basis, please check the Rule 415 box on the registration statement facing page.

Prospectus' Outside Front Cover Page

5.   Revise the caption at the top of the prospectus' outside front cover page to state that you are offering 10 million shares of common stock and not 75 million shares. Please address this comment also with respect to the "Duration of the Offering" disclosure on page 4.

6.   Limit the prospectus' outside front cover page to one page by removing information not required by Item 501 of Regulation S-K or not key to an investment decision.

7.   With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

8.   Please conform the language regarding the "subject to completion" legend to the requirements of Item 501(b)(10) of Regulation S-K. In this regard, we note that the phrase "HAS BEEN CLEARED OF COMMENTS AND" in the last paragraph should be removed.

Risk Factors, page 5

We have a sole director and officer, page 6

Candle Producing Companies Consist of Mostly Non-Public Companies, page 6

9.   Please revise the headings of these two risk factors to describe succinctly the risks resulting from the facts or uncertainties. See Item 503(c) of Regulation S-K. In addition, please revise your disclosure to provide an objective criteria for statements such as "candle producing companies consist of mostly non-public companies" by providing the basis upon which you are relying to make this statement.

Because our sole officer and director own 100% of the company's shares and will own 44% of the company's outstanding shares…, page 9

10.   Revise the caption or heading and the first sentence of this risk factor to state that your sole officer and director will own 37.5% of your common stock if 100% of the 10 million registered shares are sold. Similarly, revise the first sentence of this risk factor to state that your sole officer and director will own 44.4% of your common stock if 75% of the 10 million registered shares are sold, 54.5% of your common stock if 50% of the 10 million registered shares are sold, and 75% of your common stock if 25% of the 10 million registered shares are sold.

Because our current president and executive officer devote limited amount of time to the company…, page 10

11.   You disclose here that your CEO devotes approximately 20 hours per week to the company's business, while on page three of the registration statement you disclose that he devotes 30% of his time and on page 33 you state that he will devote 50% of his business time to the company's operations. Please reconcile all of your disclosures for consistency.

Management's Discussion and Analysis or Plan of Operation, page 15

12.   Disclosure that your sole officer and director, Mr. Giorgos Kallides, has verbally agreed to lend funds to pay for the registration process and to implement your business plan or to help maintain a reporting status with the Commission in the form of a non-secured loan for the next 12 months, is inconsistent with the terms of the verbal agreement filed as exhibit 10.1 to the registration statement. The terms of that agreement indicate that Mr. Kallides has verbally agreed to loan the company funds necessary to complete the registration process only. Please reconcile these disclosures.

12 Month Plan of Operation, page 16

13.   In the last paragraph on page 16, please revise your disclosure to provide the basis for your belief that you "can collect the necessary amount of money during the next 12 months."

14.   You state that you have purchased one candle making machine with the help of your director who lent you the money. On page 28 under "Equipment" you disclose that the cost of one candle making machine is $6,000 and in Note 4 to your financial statements, you disclose that the two loans made by the director were for a total amount of $3,631, less than what was required to purchase one candle making machine. Please advise, or revise your disclosures to the extent necessary to address this discrepancy.

Set Up and Test Candle Making Machine, page 18

15.   Please confirm that the $1,000 cost to operate the machine will be for a 12 month period, or otherwise identify the timeframe during which you will incur this cost.

Machines for Candle Production, page 21

16.   In the second paragraph you state that you will start expansion in European countries, such as Poland, Italy, Ukraine and Russia. Please tell us why you have selected these countries as part of your expansion plans and how you intend to penetrate these markets.

Marketing, page 22

17.   Please revise the estimated cost of marketing expenses to reflect the total cost of $37,400 rather than $23,800, which appears to reflect the estimated marketing costs in the event that you sell 75% of the shares.

Liquidity and Capital Resources, page 24

18.   We note the disclosure that you are highly dependent upon the success of the private offerings of equity or debt securities, "as described herein." Delete the phrase "as described herein." To the extent that you are currently conducting a private offering or have entered into an agreement or arrangement to conduct such an offering, please disclose.

Description of Business, page 26

19.   We note the disclosure relating to the partners ready to cooperate with you. Advise whether you have an agreement with each identified partner, and, if so,

please disclose the material terms of these agreements and advise as to what
consideration you have given to filing the agreement with each identified partner
as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-
K. Additionally, if no agreements have been entered into, please revise your
disclosure to further expand on the intended meaning of "ready to cooperate with
[you]" statement.

Target Market, page 27

Markets, page 27

Marketing, page 27

Supplies, page 28

20.   Much of the presentation throughout these subsections is subjective and does not
        provide the potential investors with an objective understanding of the markets you
        are about to enter. In this regard, we note conclusive statements such as "we have
        clients ranging from 20 to 35 years of age" even though you have not yet sold any
        of your products. In addition, you state that you are focusing on cities with large
        student communities, while students may not necessarily comprise a significant
        portion of the buying force, or that you are counting on high demand for your
        products without providing objective industry data of what the current market
        demand for your products is. Furthermore, some of the disclosures throughout
        these subsections indicate or suggest that you are a fully operational company,
        even though currently you have minimal business operations, and have earned no
        revenues. Since you must have a reasonable basis for any assertion, belief,
        opinion, or projection that you disclose, please revise your disclosures as
        necessary to ensure that you correctly reflect the current status of your operations
        and provide the potential investors with a clear and concise understanding of your
        business.

Contracts for sale of goods with "Home and Beyond", page 29

21.   We note that the date of the contract here as well as in the agreement filed as
        exhibit 10.2 to the registration statement state is December 1, 2014. Please advise
        or otherwise correct the contract date accordingly. In addition, please revise your
        disclosure to summarize the material terms of the contract only, rather than
        duplicating the text of the entire contract in the prospectus (a similar observation
        is made with regard to the lease agreement disclosed on page 30). Your
        disclosure should also indicate that no party under the agreement is obligated to
        purchase or sell a certain minimum number of products or dollar amount.

Revenue, page 31

22.   Please disclose whether the cost of shipping, and any import or tax duties would affect the overall cost of your products.

Directors, Executive Officers, Promoter and Control Persons, page 33

23.   For your sole director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Kallides should serve as a director for the company in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K. In addition, since Mr. Kallides devotes only 30% of his time to the company's business, please disclose whether since 2013 he was engaged with another business or was employed by another company.

24.   To the extent Mr. Kallides may be considered a control person or a promoter of the company, please expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

Plan of Distribution; Terms of the Offering, page 37

25.   Please tell us more about the manner in which the securities will be offered and how investors will learn about the offering. For example, will Mr. Kallides solicit investors through direct mailings or personal contacts? How will Mr. Kallides identify those who might have an interest in purchasing shares? Please provide us copies of any materials that Mr. Kallides intends to use.

26.   Please address any applicable requirements of Regulation M for this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 1 of the Division of Market Regulation available on the Commission's website.

Legal Matters, page 42

27.   Please revise your disclosure to state that Clark Corporate Law Group, LLP has opined on the validity of the shares of common stock being offered and not Mr. Scott Olson. In this regard, we note the legal opinion filed as Exhibit 5.1. Please also disclose counsel's address as required by Schedule A to the Securities Act.

Exhibit 5.1

28.   Please have counsel revised its opinion to consent to it being named in the registration statement.

Exhibit 23.1

29.   Please have your independent registered public accountant revise its consent to indicate that the date of inception is September 10, <u>2013</u>.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

-   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

-   The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti,

for Pamela A. Long
Assistant Director

cc: Via E-mail
       Scott P. Doney, Esq.
       Clark Corporate Law Group, LLP
       3273 East Warm Springs
       Las Vegas, NV 89120